SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ________________

                              AMENDMENT NO. 3
                                     TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                             HEALTHSOURCE, INC.
                         (Name of Subject Company)


                             HEALTHSOURCE, INC.
                    (Name of Person(s) Filing Statement)


                  Common Stock, par value $0.10 per share
                       (Title of Class of Securities)


                                42221E 10 4
                   (CUSIP Number of Class of Securities)


                             Jon S. Richardson, Esq.
                       Special Counsel to the President
                               Healthsource, Inc.
                           Two College Park Drive
                       Hooksett, New Hampshire  03106
                               (603) 268-7000

        (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s)
                            filing statement).


                              With a Copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York  10022-3897
                               (212) 735-3000




          This Amendment supplements and amends as Amendment No. 3 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on March 6, 1997 (the Schedule 14D-9"), by Healthsource, Inc., a New Hampshire corporation (the "Company"), relating to the tender offer by CHC Acquisition, Corp., a New Hampshire corporation (the "Purchaser") and an indirect wholly owned subsidiary of CIGNA Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 6, 1997, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Shares"), of the Company at a price of $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          On April 17, 1997, Parent announced that the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer expired at midnight on Wednesday, April 16, 1997. The Offer remains subject to receipt of state regulatory approvals.



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: April 21, 1997              HEALTHSOURCE, INC.

                                        By:  /s/ Joseph M. Zubretsky
                                           ----------------------------
                                        Name: Joseph M. Zubretsky
                                        Title: Chief Financial Officer